JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2963

Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

21st September 2007

07027069

Securities & Exchange Commiss
Office of International Corporate
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

Dear Sir

Jardine Matheson Holdings Limited ("JMH")
<u>Director's Share Transactions</u>

In accordance with the requirements under the Disclosure and Transparency Rules of the Financial Services Authority (the "FSA") in the United Kingdom, notification has been made to the FSA on behalf of JMH of the following Director's share transactions in JMH:-

Name of Director	Nature of Transaction	Date of Transaction	No. of Shares involved	Price Per Share (US$)
James Riley	Acquisition of ordinary shares as a result of exercise of options	21/09/2007	+16,000	3.228
	Sale of ordinary shares	21/09/2007	-16,000	28.50

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

PROCESSED
OCT 09 2007
THOMSON
FINANCIAL

dw10/3

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